SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 31)1

RAVE RESTAURANT GROUP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of class of securities)

725848 10 5

(CUSIP number)

Mark E. Schwarz

NCM Services, Inc.

Two Lincoln Center

5420 Lyndon B. Johnson Freeway

Suite 1100

Dallas, Texas 75240

(214) 661-7474

(Name, address and telephone number of person

authorized to receive notices and communications)

December 21, 2022

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 18 Pages)

________________

1              The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 725848 10 5	13D	Page 2 of 16 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark E. Schwarz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,312,816
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,312,816
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,312,816
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 725848 10 5	13D	Page 3 of 16 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Newcastle Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,092,125
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,092,125
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,092,125
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.2%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 725848 10 5	13D	Page 4 of 16 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Newcastle Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH		3,092,125
	8	SHARED VOTING POWER
REPORTING PERSON		0
WITH	9	SOLE DISPOSITIVE POWER
3,092,125
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,092,125
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.2%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 725848 10 5	13D	Page 5 of 16 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Newcastle Capital Group, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,092,125
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,092,125
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,092,125
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.2%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 725848 10 5	13D	Page 6 of 16 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NCM Services, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,092,125
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,092,125
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,092,125
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.2%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 725848 10 5	13D	Page 7 of 16 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Schwarz 2012 Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,092,125
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,092,125
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,092,125
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.2%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 725848 10 5	13D	Page 8 of 16 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hallmark Financial Services, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* IC, CO

CUSIP No. 725848 10 5	13D	Page 9 of 16 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) American Hallmark Insurance Company of Texas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* IC, CO

CUSIP No. 725848 10 5	13D	Page 10 of 16 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hallmark Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* IC, CO

CUSIP No. 725848 10 5	13D	Page 11 of 16 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hallmark Specialty Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* IC, CO

CUSIP No. 725848 10 5	13D	Page 12 of 16 pages

The following statement constitutes Amendment No.31 to the Schedule 13D filed by the undersigned (the “Statement”). Except as specifically amended by this Amendment No. 31, the Statement remains in full force and effect.

Item 1.	Security and Issuer.

This Statement relates to the common stock, par value $.01 per share (“Common Stock”), of Rave Restaurant Group, Inc. (the “Company”), whose principal executive offices are located at 3551 Plano Parkway, The Colony, Texas 75056. This Statement includes shares of the Common Stock of the Company issuable upon exercise of director stock options which are exercisable within sixty days of the date hereof.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

Items 2(a), 2(b) and 2(c). This Statement is jointly filed by Newcastle Partners, L.P., a Texas limited partnership (“NP”), Newcastle Capital Management, L.P., a Texas limited partnership (“NCM”), Newcastle Capital Group, L.L.C., a Texas limited liability company (“NCG”), NCM Services Inc., a Delaware corporation (“NCMS”), the Schwarz 2012 Family Trust, a trust organized under the laws of the State of Texas (the “Schwarz Trust”), Mark E. Schwarz, Hallmark Financial Services, Inc., a Nevada corporation (“Hallmark”), American Hallmark Insurance Company of Texas, a Texas corporation (“AHIC”), Hallmark Insurance Company, an Arizona corporation (“HIC”) and Hallmark Specialty Insurance Company, an Oklahoma corporation (“HSIC”) NP, NCM, NCG, NCMS, the Schwarz Trust, Schwarz, Hallmark, AHIC, HIC and HSIC are collectively referred to herein as the “Reporting Persons.” Each of NCM, as the general partner of NP, NCG, as the general partner of NCM, NCMS, as the sole member of NCG, the Schwarz Trust, as the sole stockholder of NCMS, and Mark E. Schwarz, as the sole trustee of the Schwarz Trust, may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all shares of Common Stock held by NP. In addition, because AHIC, HIC and HSIC are wholly-owned direct or indirect subsidiaries of Hallmark, Hallmark may be deemed, pursuant to Rule 13d-3 of the Act, to be the beneficial owner of all shares of Common Stock of the Company held by AHIC, HIC and HSIC. In addition, AHIC may be deemed to be the beneficial owner of all the shares of Common Stock of the Company held by HSIC, AHIC’s direct subsidiary. The Reporting Persons are filing this joint Statement because they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

Mark E. Schwarz is the sole director and executive officer of NCMS.

Mark E. Schwarz is the Chief Executive Officer of NCMS and the sole trustee of the Schwarz Trust. The principal business of NP is investing in securities. The principal business of NCM is investment management. The principal business of NCG is acting as general partner of NCM. The principal business of NCMS is providing management and advisory services and investing in securities. The principal business address for each of Schwarz, the Schwarz Trust, NCMS, NCG, NCM and NP is Two Lincoln Center, 5420 Lyndon B. Johnson Freeway, Suite 1100, Dallas, Texas 75240. The principal business of Hallmark, HSIC, HIC and AHIC is marketing, distributing, underwriting, and servicing of property and casualty insurance products for businesses and individuals in the United States. The principal business address of Hallmark, HSIC, HIC and AHIC is Two Lincoln Center, 5420 Lyndon B. Johnson Freeway, Suite 1100, Dallas, Texas 75240.

Item 2(d). During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e). During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 2(f). Schwarz is a citizen of the United States, and the jurisdiction of organization for the other Reporting Persons are indicated in the response above.

CUSIP No. 725848 10 5	13D	Page 13 of 16 pages

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

As of the date of this Amendment No. 31, NP had directly invested an aggregate $5,564,671 with respect to its beneficial ownership of the Common Stock. The source of the foregoing funds was the working capital of NP. None of NCM, NCG, NCMS or the Schwarz Trust directly owns any shares of Common Stock.

As of the date of this Amendment No. 31, Mark E. Schwarz had directly invested an aggregate of $342,370 with respect to his beneficial ownership of the Common Stock. The source of the foregoing funds was the personal funds of Mr. Schwarz. Mr. Schwarz also directly owns options exercisable within sixty days from the date hereof for 80,000 shares of Common Stock, which options were granted to him as consideration for his service as a director of the Company.

As of the date of this Amendment No. 31, neither Hallmark nor any of its subsidiaries own any shares of Common Stock after the Company repurchased shares of Common Stock in December of 2022. Previously, AHIC, HIC, and HSIC owned an aggregate of 2,246,086 shares of Common Stock, which was acquired at an average price of $1.52 per share in the open market, in shareholder rights offerings, and upon conversion of 4% Convertible Senior Notes due 2022. The source of the foregoing funds was the working capital of AHIC, HIC and HSIC, respectively. Hallmark does not directly own any shares of the Common Stock. On December 7, 2022, the audit committee of Hallmark Financial Services, Inc. authorized one of its members, Mr. Pape, to dialogue with the chairman of the Company’s audit committee to explore the potential for the Company to repurchase the shares then held by Hallmark. The Audit Committee approved the Company’s repurchase of the shares on terms that included a negotiated sale price based on the average closing price of Common Stock for the 15 trading days preceding the closing of the repurchase. On December 21, 2022, the Company repurchased all 2,246,086 of these shares for an aggregate price of $3,593,738, or $1.60 per share. As a result, neither Hallmark nor any of its subsidiaries owns any shares of the Company’s issued and outstanding Common Stock as of the date of this Amendment No. 31.

Item 5.	Interest in Securities of the Company.

Items 5(a)-(b) are hereby amended and restated in their entirety as follows:

(a)             The percentages of shares of the Common Stock reported to be owned by the Reporting Persons is based upon 14,586,566 shares outstanding, which is the total number of outstanding shares of Common Stock as of October 16, 2023, as reported in the Company’s Proxy Statement for its 2023 Annual Meeting of Stockholders, filed with the Securities and Exchange Commission on October 19, 2023.

As of the date of this Amendment No. 31, NP directly beneficially owned 3,092,125 shares of the Common Stock representing approximately 21.2% of the issued and outstanding Common Stock. NCM (as the general partner of NP), NCG (as the general partner of NCM), NCMS (as the sole member of NCG) and the Schwarz Trust (as the sole stockholder of NCMS) may each be deemed to also beneficially own the 3,0902,125 shares of Common Stock directly beneficially owned by NP, representing approximately 21.2% of the issued and outstanding Common Stock. NP, NCM, NCG, NCMS and the Schwarz Trust disclaim beneficial ownership of any shares of the Common Stock directly beneficially owned by any other Reporting Person.

Mark E. Schwarz, as the sole trustee of the Schwarz Trust, may also be deemed to beneficially own the 3,092,125 shares of Common Stock directly beneficially owned by NP. In addition, as of the date of this Amendment No. 31, Mr. Schwarz directly beneficially owned 220,691 shares of the Common Stock consisting of 140,691 outstanding shares of Common Stock and 80,000 shares underlying currently exercisable stock options. In total, Mr. Schwarz may be deemed to beneficially own 3,312,816 shares of the Common Stock representing 22.8% of the issued and outstanding Common Stock.

CUSIP No. 725848 10 5	13D	Page 14 of 16 pages

As of the date of this Amendment No. 31, none of HSIC HIC AHIC or Hallmark directly beneficially owned any shares of the Common Stock.

(b)             By virtue of his position with NP, NCM, NCG, NCMS and the Schwarz Trust, Mark E. Schwarz has the sole power to vote and dispose of all shares of Common Stock beneficially owned by NP. Mr. Schwarz also has the sole power to vote and dispose of the shares of Common Stock he directly beneficially owns.

CUSIP No. 725848 10 5	13D	Page 15 of 16 pages

SIGNATURES

After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2023	NEWCASTLE PARTNERS, L.P.
	By:	Newcastle Capital Management, L.P., Its general partner
	By:	Newcastle Capital Group, L.L.C., Its general partner
	By:	NCM Services, Inc. Its sole member

	By:	/s/ MARK E. SCHWARZ
Mark E. Schwarz, Chief Executive Officer

Dated: November 3, 2023	NEWCASTLE CAPITAL MANAGEMENT, L.P.
	By:	Newcastle Capital Group, L.L.C., Its general partner
	By:	NCM Services, Inc.
Its sole member

	By:	/s/ MARK E. SCHWARZ
Mark E. Schwarz, Chief Executive Officer

Dated: November 3, 2023	NEWCASTLE CAPITAL GROUP, L.L.C.
	By:	NCM Services, Inc.
Its sole member

	By:	/s/ MARK E. SCHWARZ
Mark E. Schwarz, Chief Executive Officer

Dated: November 3, 2023	NCM SERVICES, INC.

	By:	/s/ MARK E. SCHWARZ
Mark E. Schwarz, Chief Executive Officer

Dated: November 3, 2023	SCHWARZ 2012 FAMILY TRUST

	By:	/s/ MARK E. SCHWARZ
Mark E. Schwarz, Trustee

CUSIP No. 725848 10 5	13D	Page 16 of 16 pages

Dated: November 3, 2023	HALLMARK FINANCIAL SERVICES, INC.

	By:	/s/ MARK E. SCHWARZ
Mark E. Schwarz, Executive Chairman

Dated: November 3, 2023	AMERICAN HALLMARK INSURANCE COMPANY OF TEXAS

	By:	/s/ CHRISTOPHER J. KENNEY
Christopher J. Kenney, Director

Dated: November 3, 2023	HALLMARK INSURANCE COMPANY

	By:	/s/ CHRISTOPHER J. KENNEY
Christopher J. Kenney, Director

Dated: November 3, 2023	HALLMARK SPECIALTY INSURANCE COMPANY

	By:	/s/ CHRISTOPHER J. KENNEY
Christopher J. Kenney, Director

Dated: November 3, 2023	By:	/s/ MARK E. SCHWARZ
Mark E. Schwarz